HIGH TIDE INC.

COMMON SHARES

EQUITY DISTRIBUTION AGREEMENT

December 3, 2021

ATB Capital Markets Inc.

Suite 3530, TD Bank Tower

66 Wellington Street West

Toronto, ON M5K 1A1

ATB Capital Markets USA Inc.

Suite 555, 100 Fillmore Street

Denver, CO 80206

Ladies and Gentlemen:

High Tide Inc., a company incorporated under the Business Corporations Act (Alberta) (the "Company"), confirms its agreement (this "Agreement") with ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), as follows:

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, acting as agents and/or principals, the Company's common shares (the "Common Shares"), having an aggregate offering price of up to $40,000,000 (the "Offering" and the Common Share issued and sold pursuant to the Offering, the "Placement Shares"). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agents will be effected pursuant to the Prospectuses (as defined below) and Registration Statement (as defined below), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares. The Company's appointment of the Agents under this Agreement shall be on an exclusive basis during the term of this Agreement, and the Company agrees that, during the term of this Agreement, it will not appoint any other person to act as the Company's agent with respect to sales of Common Shares pursuant to the Offering.

The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities"), in each of the provinces of Canada (the "Canadian Qualifying Jurisdictions"), the Canadian preliminary short form base shelf prospectus, dated April 8, 2021 and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to CAD$100,000,000 of Common Shares, warrants, units subscription receipts and debt securities (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws (as defined below). The Alberta Securities Commission (the "Reviewing Authority"), as the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Placement Shares, has issued a receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian preliminary short form base shelf prospectus and a receipt (the "Receipt") on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated April 22, 2021, relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities ("Canadian Securities Laws") in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-259616) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement." The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date the Registration Statement became effective under the Securities Act is herein called the "U.S. Base Prospectus." As used herein, "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, either or both, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, either or both, the Canadian Prospectus and the U.S. Prospectus; and "Prospectus Supplements" means, either or both, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing after the execution hereof of any document with or to the Commission or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR") and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

2. Placements. Each time that the Company wishes to issue and sell the Placement Shares hereunder (each, a "Placement"), it will notify the Agents by email notice (or other method mutually agreed to in writing by the parties) (a "Placement Notice") in the form set forth on Schedule 1 hereto or in such other form as may be agreed to in writing by the parties, containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3), any minimum price below which sales may not be made and the amount of the Placement Fee (as defined below). The Placement Notice shall originate from any of the individuals (each an "Authorized Representative") from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Agents set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the Agents unless and until (i) in accordance with the notice requirements set forth in Section 4, the Agents decline to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those included in the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of compensation to be paid by the Company to the Agents with respect to each Placement for which such Agent acted as sales agent under this Agreement shall be an amount up to 2.00% of the gross proceeds from such Placement (the "Placement Fee"), plus GST/HST (if applicable), the exact amount to be as agreed by the Company and the Agent in writing promptly following the receipt of each Placement Notice. The decision to distribute the Placement Shares and the determination of the terms of the distribution, were made through negotiations between the Company and the Agents. The Agents will not receive a benefit in connection with the Offering, other than the Placement Fee and expenses payable by the Company pursuant to this Agreement. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agents and the Agents do not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control. The Agents covenant that they will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an "at-the-market distribution" (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution. Neither the Agents nor any of their respective affiliates or subsidiaries shall engage in (i) any short sale of any security of the Company or (ii) any sale of any security of the Company that such Agent does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, such Agent. Neither Agent nor any of their respective affiliates or subsidiaries shall engage in any proprietary trading or trading for such Agent (or its affiliates' or subsidiaries') own account.

3. Sale of Placement Shares. Subject to the terms and conditions herein set forth, upon the Company's delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agents, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable provincial, state and federal laws, rules and regulations, IIROC dealer member rules and Universal Market Integrity Rules, the rules of the TSX Venture Exchange (the "TSXV") and the rules of the Nasdaq Global Select Market ("Nasdaq"), to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Agents will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice and this Agreement, the Agents may sell Placement Shares by any method permitted by law that constitutes an "at-the-market distribution" under NI 44-102, including, without limitation, sales made directly on the TSXV, Nasdaq or any other "marketplace" (as such term is defined in NI 21-101 in Canada (a "Marketplace"). The Agents shall not purchase Placement Shares for their own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling Placement Shares, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if the Agents do not sell Placement Shares for any reason other than a failure by the Agents to use commercially reasonable efforts consistent with their normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, "Trading Day" means any day on which the TSXV or Nasdaq is open for trading, as applicable. Common Shares are purchased and sold on the TSXV or Nasdaq, as applicable. The Agents hereby covenant and agree that, during the time the Agents are the recipient of a Placement Notice that has not been declined, suspended or terminated in accordance with the terms hereof, the Agents will monitor the market's reaction to the trades made on the Marketplaces pursuant to the Placement Notice and this Agreement in order to evaluate the potential market impact of future trades, and that, if the Agents have concerns as to whether a particular sale contemplated by a Placement Notice may have a material negative effect on the market price of the Common Shares, the Agents will recommend to the Company against effecting the trade at that time or on the terms proposed. The Agents will use their commercially reasonable efforts to deliver to the Company as reasonably requested by the Company to enable the Company to meet its reporting requirements under Applicable Securities Laws or any applicable requirements of the TSXV, Nasdaq or any other Marketplace, upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its reporting requirements under Applicable Securities Laws or any applicable requirements of the TSXV, Nasdaq or any other Marketplace.

4. Suspension of Sales.

(a) The Company or the Agents may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other parties set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other parties set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either the Company or the Agents' obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees, severally and not jointly, that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

(c) If either of the Agents or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other parties, and any Agent may, in its sole discretion, suspend sales of the Placement Shares under this Agreement.

(d) The Registration Statement became effective on September 20 , 2021. Notwithstanding any other provision of this Agreement, during any period in which the Registration Statement is no longer effective under the Securities Act, the Company shall promptly notify the Agents, the Company shall not request the sale of any Placement Shares, and the Agents shall not be obligated to sell or offer to sell any Placement Shares.

5. Settlement.

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a "Settlement Date" and the first such settlement date, the "First Delivery Date"). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the "Net Proceeds") will be equal to the aggregate sales price received by the Agents at which such Placement Shares were sold, after deduction for (i) the Placement Fee, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 7(f) (Expenses) hereof and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b) Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agents' or its designee's account (provided the Agents shall have given the Company written notice of such designee prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system or The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the Agents will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the Agents harmless against any loss, claim, damage or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (as applicable) and (ii) pay to the Agents the Placement Fee to which they would otherwise have been entitled absent such default; provided, however, that with respect to paragraph (ii) above, the Company shall not be obligated to pay the Agents any Placement Fee on any Placement Shares that it is not possible to settle due to a material failure by the Agents to comply with its obligations under this Agreement, or during the pendency of either: (A) a suspension or material limitation in trading in securities generally on the TSXV or Nasdaq; or (B) a material disruption in securities settlement or clearance services in Canada or the United States.

6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement, each Representation Date (as defined in Section 7(n)), each date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business as now conducted. The Company is duly qualified to conduct business, is in material compliance with all applicable laws and regulations, with the exception of any U.S. Federal Cannabis Laws, of each jurisdiction in which it carries on business (including, without limitation, all applicable Canadian federal, provincial, municipal and local laws and regulations and other lawful requirements of any governmental or regulatory body) and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.

(b) Subsidiaries and Partnerships. Each of the Subsidiaries (as defined below) and Partnerships (as defined below) is a corporation or other legal entity duly formed and validly existing under the laws of the jurisdiction in which it was formed, and has the requisite power and capacity, and is duly qualified and holds all necessary permits, licenses and authorizations necessary, to carry on its business as now conducted, and to own, lease or operate its properties and assets, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Except as described in Section 2.03 of the Fab CBD Acquisition Agreement, there exist no options, warrants, purchase rights or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any of the issued securities of the Subsidiaries or interest in the Partnerships that it beneficially owns other than pursuant to the Existing Liens. There exist no options, warrants, purchase rights, or other contracts or commitments requiring any of the Subsidiaries or Partnerships to issue additional securities or partnership interests, as applicable, to a person other than the Company. Other than NuLeaf  Naturals, LLC, Enigmaa Ltd., FAB Nutrition LLC, DS Distributions Inc., DHC Supply, LLC, SJV USA Inc., National Access Cannabis Medical Inc, NAC BIO Inc., NAC Long Plain GP Ltd., NAC Long Plain Limited Partnership, NAC OCN GP Ltd., NAC OCN Limited Partnership, NAC Thompson North GP Ltd., NAC Thompson North Limited Partnership and Saturninus Partners GP, the Company (either directly or indirectly through a Subsidiary) owns all of the equity or other interests of each Subsidiary and Partnership, respectively, free and clear of all encumbrances, other than Existing Liens, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Company) of any interest in any of the equity or other interests of any Subsidiary or Partnership, respectively.

(c) No Other Subsidiaries or Partnerships. The Company has no other subsidiaries other than the Subsidiaries. Neither the Company nor any of the Subsidiaries are a partner of any partnership, general or limited, other than the Partnerships.

(d)  Capitalization.

(i) The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, the issued and outstanding capital of the Company consisted of 59,371,094 Common Shares all of which have been duly authorized, are fully paid and non-assessable and were issued in compliance with all Applicable Securities Laws;

(ii) All of the issued and outstanding Common Shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by applicable law), have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Prospectuses and Disclosure Package, are not subject to, any pre-emptive or similar rights. The Placement Shares and all other outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package; and

(iii) No holder of Common Shares is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company as a result of the sale of the Placement Shares pursuant to this Agreement.

(e) Due Authorization. The Company has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(f) Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws.

(g) No Defaults. Neither the Company nor any of the Subsidiaries or Partnerships is (1) in violation of any provisions of their organizational documents, including, but not limited to, any charter, bylaw, limited liability company certificate of formation and any operating agreements or partnership agreements, as the case may be ("Organizational Documents"), (2) in violation of any order, judgment, order, writ, or decree applicable to them, (3) in default of the performance and obligation, in any material respect, of any note, indenture, debt instrument, lease, agreement, contract or purchase order to which it is a party or by which it is bound or (4) to the Company's knowledge, in violation of any provision of any law, statute, rule or regulation applicable to the Company or its Subsidiaries and Partnerships, other than in respect of certain U.S. Federal Cannabis Laws. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary or Partnership is a party is in default in the performance or observance thereof.

(h) Compliance with Laws and Licenses. The Company and its Subsidiaries and Partnerships have conducted and are conducting their business in compliance, in all material respects, with each Applicable Law of each jurisdiction in which they carry on their respective business and with all Applicable Laws, tariffs and directives material to their respective operations, including all applicable federal, state, municipal and local laws and regulations and other lawful requirements of any governmental or regulatory body that govern all aspects of the Company and its Subsidiaries and Partnerships businesses, other than U.S. Federal Cannabis Laws.

(i) Compliance with Registration Requirements. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Registration Statement became effective upon filing pursuant to Rule 467(b) under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the knowledge of the Company, is threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements or the Prospectuses has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts, as defined under Canadian Securities Laws, relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with the Agent Information (as defined below). The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each of the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested.

(j) Eligibility for Investment. The Placement Shares will at each Applicable Time qualify as eligible investments as described in the Prospectuses under the heading "Eligibility for Investment" and the Company will not take or permit any action within its control which would cause the Common Shares or Placement Shares to cease to be qualified, during the period of distribution of the Placement Shares, as eligible investments to the extent so described in the Prospectuses.

(k) No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations, and the Canadian Prospectus, on the date of filing thereof with the Canadian Qualifying Authorities and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of Canadian Securities Laws; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable free writing prospectuses, if any, issued at or prior to such Applicable Time, taken together (collectively, and with the Canadian Prospectus and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the "Disclosure Package"); and at each Applicable Time and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with the Agent Information.

(l) Listing. The Common Shares are listed on the TSXV and on Nasdaq and the Placement Shares will be listed and posted for trading on the TSXV and Nasdaq upon the Company complying with the usual conditions imposed by the TSXV and Nasdaq, as applicable, with respect thereto. The Company has taken no action designed to, or likely to have the effect of, delisting the Placement Shares from the TSXV or Nasdaq, nor has the Company received any notification that any Governmental Authority (as defined below), the TSXV or Nasdaq is contemplating terminating such listing. The Company is subject to, and is in full compliance in all material respects with, (i) National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), (ii) the policies, rules and regulations of the TSXV and (iii) the policies, rules and regulations of Nasdaq.

(m) Reportable Event. There has not been any reportable event (within the meaning of NI 51-102) with the auditors of the Company.

(n) Independent Accountant. Ernst & Young LLP, the Company's auditors, are independent registered public accountants with respect to the Company its Subsidiaries and Partnerships as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). The responsibilities and composition of the Company's audit committee comply with, and the audit committee operates in accordance with, National Instument 52-110 - Audit Committees and the applicable requirements of Nasdaq. "U.S. Securities Laws" means the Securities Act and the Exchange Act of 1934, as amended (the "Exchange Act"), the Rules and Regulations, and applicable state "blue sky" Laws.

(o) Financial Statements. The consolidated financial statements and related notes of the Company, the Subsidiaries and Partnerships contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the "Company Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since inception. There are no material liabilities of the Company or any Subsidiary or Partnership whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Company Financial Statements which are not disclosed or reflected in the Company Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package. The financial information of the Company included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Company Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under NI 52-107 - Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws. All disclosures in the Registration Statement, the Prospectuses and Disclosure package relating to the differences between the accounting standards of IFRS and U.S. GAAP are true, complete and correct in all material respects.

(p) Meta Growth Financial Statements. The Meta Growth Financial Statements fairly present, in all material respects, the consolidated financial position of Meta Growth Inc. at the dates specified in the Meta Growth Financial Statements and the consolidated results of the operations and changes in financial position of Meta Growth Inc. for the period covered by the Meta Growth Financial Statements.

(q) Changes. Since the date of the Company Financial Statements, and except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has not been:

(i) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects or financial condition of the Company or its Subsidiaries and Partnerships;

(ii) any waiver or compromise by the Company or its Subsidiaries and Partnerships of a valuable right or of a material debt owed to it;

(iii) any material change outside the ordinary course in any compensation arrangement or agreement with any employee, officer, director or holder of capital stock of the Company or its Subsidiaries and Partnerships;

(iv) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets by the Company or its Subsidiaries and Partnerships;

(v)  any removal of any auditor or director or termination of any officer or other senior employee of the Company or its Subsidiaries and Partnerships;

(vi) any extraordinary loss, whether or not covered by insurance, suffered by the Company or its Subsidiaries and Partnerships;

(vii) any material shortage or any material cessation or material interruption in the shipment of any inventory, supplies or equipment used by the Company or its Subsidiaries and Partnerships;

(viii) any resignation or termination of employment of any officer or key employee of the Company or its Subsidiaries and Partnerships that has not been disclosed, to the extent required by applicable Canadian Securities Laws, or the U.S. Securities Laws in the Disclosure Package, (and the Company is not aware of any impending or intended resignation or termination of employment of any such officer or key employee of the Company or its Subsidiaries and Partnerships);

(ix) any mortgage, pledge, transfer of a security interest in, or Lien, created by the Company or its Subsidiaries and Partnerships, with respect to any of its material properties or assets, except liens for taxes not yet due or payable, liens that arise in the ordinary course of business and do not materially impair the Company or its Subsidiaries' and Partnerships' ownership or use of such property or assets, or as disclosed in the Disclosure Package;

(x) any loans or guarantees made by the Company or its Subsidiaries and Partnerships to or for the benefit of an employee, officer or director, or any member of their immediate families;

(xi) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by the Company;

(xii) to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(xiii) any material arrangement or commitment by the Company to do any of the things described in this Section 6(q).

(r) Statistical, Industry-Related and Market-Related Data. To the knowledge of the Company, the statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(s) Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information ("FOFI") and each financial outlook, if any (as defined in NI 51-102) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under IFRS, in accordance with IFRS using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Company's intended course of action, and reflect management's expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

(t) Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings "Material U.S. Federal Income Tax Considerations," "Certain Canadian Federal Income Tax Considerations" and "Enforceability of Civil Liabilities by U.S. Investors," insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(u) Registrar and Transfer Agent. Capital Transfer Agency, ULC, at its principal offices in the Toronto, Ontario has been duly appointed as the registrar and transfer agent with respect to the Placement Shares.

(v) Disclosure Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(w) Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, the Subsidiaries and Partnerships; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company, the Subsidiaries and Partnerships are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company, the Subsidiaries and Partnerships that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company believes that the Company's internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Company's most recent audited fiscal year, there have been no new significant deficiencies or material weaknesses in the Company's internal control over financial reporting (whether or not remediated) and there have been no changes in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings with respect to the Company's annual and interim filings with the Canadian Qualifying Authorities.

(x) Lending Relationship. Neither the Company nor any Subsidiary (i) has any material lending or other relationship with any bank or lending affiliate of the Agents, except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, or (ii) intends to use any of the proceeds from the Offering to repay any outstanding debt owed to any affiliate of the Agents.

(y) Registration Rights. The Company has not granted or agreed to grant any registration or prospectus qualification rights to any person or entity for it or any of its Subsidiaries and Partnerships.

(z) Permits. The Company and its Subsidiaries and Partnerships hold in good standing all Cannabis Licenses, licenses, permits and any similar authority necessary for the conduct of its business as presently conducted including, without limitation, all licenses or permits, if any, required by any governmental or regulatory authorities in each of the jurisdictions in which the Company or its Subsidiaries and Partnerships operates. Each of the Company and its Subsidiaries and Partnerships is in compliance, in all material respects, with each license, permit and Cannabis License held by it and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such license or permit or has resulted, or after notice or lapse of time would result, in any other material impairment of the rights of the holder of any such license or permit. Neither the Company nor any Subsidiary or Partnership is aware of any pending change or contemplated change to any Applicable Law or regulation or governmental position that could reasonably be expected to have a Material Adverse Effect on the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company, its Subsidiaries and Partnerships or the business or legal environment under which the Company and the Subsidiaries and Partnerships now operate or propose to operate. The Company has provided to the Agents or made available in the Data Room copies of (including all material correspondence relating to) all Cannabis Licenses held by it and any renewals thereof as of the date hereof.

(aa) Title to Property and Assets. The Company or its Subsidiaries and Partnerships, as the case may be, is the absolute legal and beneficial owner of, and has good and marketable title to, all of their respectively owned material property and assets, free of all Liens, other than Existing Liens and, together with material property and assets leased by the Company and its Subsidiaries and Partnerships, no other property rights are necessary for the conduct of the business of the Company as currently conducted, and the Company knows of no claim or the basis for any claim that could have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit such property rights and the Company has no responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(bb) Leases. Except as disclosed in the Disclosure Package, each lease with respect to Leased Premises to which the Company or its Subsidiaries and Partnerships are a party (collectively the "Leases" and each a "Lease"), is in good standing, in all material respects, creates a good and valid leasehold interest in the lands and premises thereby demised and is in full force and effect. With respect to each Lease: (i) all material rents and additional rents, to the extent due and payable, have been paid to date; (ii) no material waiver, indulgence or postponement of the lessee's obligations has been granted by the lessor; (iii) to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act (including this Offering) which, with the giving of notice, the lapse of time or both, would become a default under the Lease; and (iv) to the knowledge of the Company, all of the covenants to be performed by any other party under each Lease have been fully performed in all material respects. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary or Partnership is in default or breach of any Lease, and neither the Company nor any Subsidiary or Partnership has received any notice or other communication from the owner or manager of any lands and premises leased by the Company or any Subsidiary or Partnership asserting that the Company or such Subsidiary or Partnership is not in compliance with any Lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened, except as would not have a Material Adverse Effect.

(cc) No Options, etc. to Purchase Assets. Other than as disclosed in the Disclosure Package, no person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or its Subsidiaries and Partnerships of any of the assets or properties of the Company or its Subsidiaries and Partnerships, outside of the ordinary course.

(dd) Condition of Tangible Assets. The buildings, structures, vehicles, equipment, technology and communications hardware and other tangible personal property owned or leased by the Company or its Subsidiaries and Partnerships are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course that are not material in nature or cost.

(ee) No Liens. No Lien has been granted by the Company any of its Subsidiaries or Partnerships on any of the assets or properties of the Company or any of its Subsidiaries or Partnerships other than Existing Liens, and no Lien has been granted by the Company which would require a security interest or Lien to be granted in connection with the Offering.

(ff) Legal Proceedings. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company's knowledge, threatened, against the Company, its Subsidiaries and Partnerships, their property or respective directors or officers, that would reasonably be expected to have a Material Adverse Effect, nor is the Company aware of any basis for the foregoing. Neither the Company, its Subsidiaries or Partnerships nor, to the knowledge of the Company, their respective officers or directors, is a party, or is named as subject, to the provisions of any order, writ, injunction, judgment or decree of any court or Governmental Authority. Other than as disclosed in the Disclosure Package, there is no material action, suit, proceeding or investigation by the Company or its Subsidiaries and Partnerships pending or which either the Company or its Subsidiaries or Partnerships intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company or its Subsidiaries' or Partnerships' employees, their services provided in connection with the Company's business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. "Governmental Authority" means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality self-regulatory organization, or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(gg) No Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, Canadian or of U.S. federal, provincial, state or local Governmental Authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement or, to the extent any such consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any such Governmental Authority on the part of the Company are required in connection with the consummation of the transactions contemplated herein, they shall have been obtained prior to, and be effective as of, the Applicable Time except such (i) as may be required under the Canadian Securities Laws or the securities or "blue sky" Laws of the U.S. state or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Placement Shares, (ii) U.S. Federal Cannabis Laws, or (iii) as may be required by the TSXV or Nasdaq.

(hh) Material Contracts, Obligations, Consents. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which the Company or its Subsidiaries or Partnerships are a party or by which it is bound that are (i) material to the conduct and operations of their business and properties; (ii) involve any of the officers, consultants, directors, employees or shareholders of the Company, other than ordinary course agreements relating to employment, consulting, confidentiality, intellectual property or stock options; or (iii) obligate the Company or its Subsidiaries and Partnerships to share, license or develop any intellectual property have been disclosed by the Company to the Agents and are stored in the Data Room to which the Agents have access. Neither the Company nor, to the Company's knowledge, any other person, is in material default in the observance or performance of any term, covenant or obligation to be performed by it under any such documents and the Company or its Subsidiaries and Partnerships have not received any notice of termination or default under any such documents and no event has occurred which with notice or lapse of time or both would constitute such a default, and all such contracts, agreements and arrangements are in good standing. There are no third party consents required to be obtained in order for the Company to complete the Offering.

(ii) Company Options. The number, range of exercise prices and weighted term of options to purchase Common Shares granted by the Company currently outstanding and the terms of the Company's share compensation agreements conforms to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary or Partnership of any interest in any Common Shares or other securities of the Company or any Subsidiary or Partnership whether issued or unissued.

(jj) Shareholder Agreements. Except as set out in the Fab CBD Acquisition Agreement, Enigmaa Shareholder Agreement, Nuleaf Merger Agreement, and  Nuleaf Operating Agreement , and except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders' agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party.

(kk) No Conflicts. Each of the execution and delivery of this Agreement, the Registration Statement, Prospectuses or Disclosure Package, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder and the distribution of the Placement Shares by the Company, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law (as defined below) applicable to the Company or any Subsidiary or Partnership; (B) the Organizational Documents, notice of articles, articles or resolutions of the directors or shareholders of the Company, the Subsidiaries or Partnerships which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary or Partnership is a party or by which it is bound; (D) any judgment, decree or order binding the Company its subsidiaries or Partnerships or the property or assets of the Company or any Subsidiaries or Partnerships; or (E) do not and will not result in the suspension, revocation, forfeiture or non-renewal of any Cannabis License or permit applicable to the Company, and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries or Partnerships is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries or Partnerships is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein.

(ll) Related Party Transactions. No employee, officer, director or shareholder of the Company or member of his or her immediate family or any "affiliate" or "associate" of such persons (as defined under Canadian Securities Laws), is indebted to the Company or its Subsidiaries or Partnerships, nor is the Company or its Subsidiaries or Partnerships indebted (or committed to make loans or extend or guarantee credit) to any of them for indebtedness, other than as disclosed in the Disclosure Package. To the best of the Company's knowledge, other than as disclosed in the Disclosure Package, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company or its Subsidiaries and Partnerships are affiliated or with which the Company has a material business relationship, or any firm or corporation that competes with the Company, except to the extent that employees, officers, directors or shareholders of the Company and members of their immediate families own shares in publicly traded companies that may compete with the Company. Other than as disclosed in the Disclosure Package, no employee, officer, director or shareholder of the Company or member of his or her immediate family or any "affiliate" or "associate" thereof is directly or indirectly interested in any material contract or agreement to which the Company or its Subsidiaries and Partnerships are a party or by which it is bound, and other than as disclosed in the Disclosure Package, none of such persons has any material interest, direct or indirect, in any transaction or any proposed transaction with the Company which, as the case may be, materially affects, is material to, or will materially affect, the Company.

(mm) Voting Agreements. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, as at the date of this Agreement, there are no contracts, commitments or agreements relating to voting or giving of written consents with respect to the Common Shares (i) between or among the Company and any of its shareholders or Subsidiaries or Partnerships; or (ii) to the Company's knowledge, between or among any of the shareholders of the Company.

(nn) Tax Returns, Payments and Elections. Other than as disclosed in the Disclosure Package, the Company and each of its Subsidiaries and Partnerships have filed all Canadian and Unites States federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof and has paid all taxes (including, without limitation, income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, sales and use taxes, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable and all such returns, declarations, remittances and filings are complete and accurate in all material respects, and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or its Subsidiaries and Partnerships are currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company.

(oo) No Limitations. Neither the Company nor any Subsidiary or Partnership is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary or Partnership to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(pp) Environmental Matters. The Company and its Subsidiaries and Partnerships are in compliance with all applicable statutes, laws or regulations relating to the environment or occupational health and safety ("Environmental Laws"), except to the extent any violation of such laws would not have a Material Adverse Effect on the Company and, to the Company's knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary or Partnership, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(qq) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, and other than as disclosed in the Company's reports filed with the Commission or Canadian Qualifying Authorities, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries or Partnerships, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries or Partnerships on shares in the capital of the Company or a Subsidiary, as applicable.

(rr) Share Terms. The rights, privileges, restrictions, conditions and other terms attaching to the Placement Shares will, at the Applicable Time, conform in all material respects to the respective descriptions thereof contained in the Registration Statement, Prospectuses and Disclosure Package.

(ss) No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary or Partnership of the Company to (i) pay dividends or make other distributions on such Subsidiary's or Partnership's capital stock or equity, membership or partnership interest or to pay any indebtedness to the Company or any other Subsidiary or Partnership of the Company, (ii) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary or Partnership or (iii) transfer any of its property or assets to the Company or any other Subsidiary or Partnership of the Company.

(tt) Labour and Employment Matters. Other than in respect of the collective bargaining agreement with the United Food and Commercial Workers Canada, Local 175, the Company, its Subsidiaries and Partnerships are not bound by or subject to (and none of their assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labour union, and no labour union has requested or, to the Company's knowledge, has sought to represent any of the employees, representatives or agents of the Company or its Subsidiaries and Partnerships. Other than as disclosed in the Disclosure Package or otherwise disclosed to the Agents in writing, there is no strike or other labour dispute involving the Company pending, or to the Company's knowledge threatened against the Company nor is the Company aware of any ongoing labour organization activity involving its employees. The Company and its Subsidiaries and Partnerships have paid its employees and independent contractors in accordance, in all material respects, with applicable laws and any applicable contracts and is not delinquent in the payment of any material wages, salaries, commissions, bonuses, fees or other compensation for services provided to the Company. The Company and its Subsidiaries and Partnerships have complied in all material respects with applicable Canadian and Unites States equal employment opportunity laws and with other such laws related to employment.

(uu) Employee Plans. Except as disclosed in the Disclosure Package and plans established by the Company in the ordinary course for the benefit of the directors, officers, employees and consultants of the Company and its Subsidiaries and Partnerships, there are no employee benefit plans or plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or its Subsidiaries and Partnerships for the benefit of any current or former director, officer, employee or consultant of the Company or its Subsidiaries and Partnerships.

(vv) Suppliers. No supplier (or group of suppliers) that was or is significant to the Company or its Subsidiaries or Partnerships, has given the Company or its Subsidiaries or Partnerships notice or, to the Company's knowledge, has taken any other action that has given the Company or its Subsidiaries or Partnerships any significant reason to believe that such supplier (or group of suppliers) will cease to supply, restrict the amount supplied, or adversely change its prices or terms to the Company, its Subsidiaries or Partnerships of any products or services that are material to the Company or its Subsidiaries and Partnerships.

(ww) No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Company nor any of its Subsidiaries or Partnerships has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(xx) Minute Books and Corporate Records. The minute books and records of the Company and its Subsidiaries and Partnerships have been made available to counsel for the Agents (including without limitation in the Data Room) and are all of the minute books and records of the Company. The minute books and corporate records of the Company and its Subsidiaries and Partnerships are up to date and complete in all material respects and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other corporate records.

(yy) Business of Trading. The Company is not in the business of trading in securities, within the meaning of applicable Canadian Securities Laws.

(zz) No Stop Order. No order or ruling suspending the sale or ceasing the trading in any securities of the Company (including the Placement Shares) has been issued by any securities regulator, securities commission or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(aaa) Securities Laws. There are no material events relating to the Company or any Subsidiary or Partnership required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Disclosure Package.

(bbb) Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has not entered into any agreement to complete any "significant acquisition" (as such terms is defined in NI 51-102) that would require the filing of a "business acquisition report" (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any "probable acquisitions" (as contemplated by Form 41-101F1).

(ccc) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(ddd) Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with Governmental Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation or an omission of any material fact necessary to make such information not misleading in light of the circumstances in which such information was given.

(eee) Intellectual Property. The Company and its Subsidiaries and Partnerships own, free and clear of any Liens, or possesses sufficient legal rights to use, all material intellectual property used by it in connection with the Company's business, which represents all intellectual property rights necessary to the conduct of the Company's business as now conducted and as presently contemplated to be conducted and as described in the Registration Statement, Prospectuses and Disclosure Package, without, to the knowledge of the Company, any conflict with, or infringement of, in any material respect, the intellectual property rights of others.

(i) Except as disclosed to the Agents in writing, neither the Company nor any of its Subsidiaries and Partnerships has received any communications alleging that they have violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, rights of privacy, rights in personal data, moral rights, trade secrets or other proprietary rights or processes of any other person or entity. To the Company's knowledge, no product or service marketed or sold (or presently contemplated to be marketed or sold) by the Company or its Subsidiaries and Partnerships violate any license to which they are a party or infringes any intellectual property rights of any other person or entity. No claim is pending or, to the Company's knowledge, threatened to the effect that any operations of the Company or its Subsidiaries or Partnerships infringe upon or conflict with the asserted rights of any other person to any intellectual property and, to the Company's knowledge, there is no basis for any such claim (whether or not pending or threatened).

(ii) The Company has no knowledge of any of its employees being obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interest of the Company or any of its Subsidiaries or Partnerships or that would conflict with the Company or its Subsidiaries' and Partnerships' business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company or its Subsidiaries' and Partnerships' business by the employees of the Company, nor the conduct of the Company or its Subsidiaries' and Partnerships' business as proposed, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(iii) All persons involved in the development of the Company or its Subsidiaries' Partnerships' owned intellectual property were at the time employees, consultants or independent contractors of the Company or its Subsidiaries and Partnerships and, for greater certainty, the Company owns the intellectual property arising from their work, except as would not reasonably be expected to have a Material Adverse Effect on the Company. The Company does not believe it is or will be necessary to use any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by the Company.

(fff) Regulatory Matters. The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary or Partnership presently in force, that the Company anticipates the Company or any one of its Subsidiaries or Partnerships will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or a Subsidiary or the business environment or legal environment under which such entity operates.

(ggg) Insurance. The Company and each of its Subsidiaries and Partnerships are insured by insurers of recognized financial institutions against such losses and risks and in such amounts as are customary in the businesses in which they are engaged and which the Company reasonably considers adequate for the conduct of its business and the value of its properties. All policies of insurance and fidelity or surety bonds insuring the Company and its Subsidiaries and Partnerships or their respective businesses, assets, employees, officers and directors are in full force and effect. The Company and its Subsidiaries and Partnerships are in compliance with the terms of such policies and instruments in all material respects. There are no material claims by the Company or its Subsidiaries and Partnerships under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any of its Subsidiaries and Partnerships has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(hhh) Directors and Officers.

(i) Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, none of the directors or officers of the Company is or has been subject to prior regulatory, criminal or bankruptcy proceedings in Canada, the U.S. or elsewhere.

(ii) There has not been and there is not currently any material disagreement or other material dispute by or among the Company or its Subsidiaries and Partnerships, and any of their employees, which is adversely affecting or would reasonably be expected to result in a Material Adverse Effect;

(iii) To the Company's knowledge, the Company and its Subsidiaries and Partnerships are in compliance in all material respects with the provisions of applicable worker's compensation, applicable employee health and safety, training or similar legislation in each jurisdiction where it carries on business.

(iii) No Materially Misleading Information. All information which has been prepared by the Company or any Subsidiary or Partnership relating to the Company or any Subsidiary or Partnership or their respective business, properties and liabilities and made available to the Agents, including, but not limited to, all information and statements set forth in any of the Registration Statement, Prospectuses or Disclosure Package, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(jjj) Recalls. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary or Partnership has ever received any notice or communication from any customer or Governmental Authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary or Partnership to a customer and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary or Partnership in respect of any products supplied or sold by the Company or any Subsidiary or Partnership.

(kkk) Privacy. To the knowledge of the Company, the Company and its Subsidiaries and Partnerships have: (i) complied at all times and in all material respects with all applicable privacy laws and regulations and contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information that is, or is capable of being, associated with specific individuals; (ii) complied in all material respects with the Company's privacy policies with respect to Personally Identifiable Information; and (iii) taken all appropriate and industry standard measures to protect from unauthorized disclosure any Personally Identifiable Information that the Company or its Subsidiaries and Partnerships have collected or otherwise acquired. No person has made a claim in writing to the Company, its Subsidiaries and Partnerships or, to the knowledge of the Company, any Governmental Authority that the Company or its Subsidiaries and Partnerships have violated any applicable privacy laws, consumer protection legislation, regulations or other legal requirements or any contractual obligations regarding the collection, processing, disclosure and use of all data consisting of Personally Identifiable Information.

(lll) Market Activities. Neither the Company, it Subsidiaries or Partnerships, nor any of their affiliates has and, to the Company's knowledge, no one acting on their behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Placement Shares or otherwise, (ii) sold, bid for, purchased or paid anyone any compensation for soliciting purchases of, any of the Placement Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(mmm) No U.S. Activities. Neither the Company nor any of its Subsidiaries or Partnerships nor any director or officer nor, to the Company's knowledge after reasonable inquiry, any employee, any agent or other person acting on behalf of the Company or any Subsidiary or Partnership or any entity in which the Company holds an equity interest, has cultivated, produced, processed, imported or distributed any cannabis or cannabinoid product or has otherwise engaged in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid products by the Company or any of its controlled Subsidiaries or Partnerships in or to any jurisdiction (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia) where such activity is illegal. The Company and its Subsidiaries and Partnerships have instituted and maintained policies and procedures reasonably designed to ensure that the Company and its Subsidiaries and Partnerships do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with Applicable Laws, and that the Company does not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with Applicable Laws.

(nnn) U.S. Compliance. Neither the Company nor any of its Subsidiaries or Partnerships have violated U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act, the Travel Act or any anti-money laundering statute. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries or Partnerships with respect to U.S. federal or state criminal laws is pending or, to the Company's knowledge, threatened.

(ooo) Investment Company Act. The Company is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Placement Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an "investment company" as defined under the Investment Company Act of 1940, as amended (the "Investment Company Act").

(ppp) Compliance with Anti-Corruption Laws. To the knowledge of the Company, neither the Company nor any Subsidiary or Partnership, nor any director or officer of the Company or any Subsidiary or Partnership, nor any agent, employee or representative of the Company or any Subsidiary or Partnership, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary or Partnership, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws. The operations of the Company and its Subsidiaries and Partnerships are and have been conducted at all times in compliance, in all material respects, with such laws and no suit, action or proceeding by or before any Governmental Authority or any arbitrator involving the Company or its Subsidiaries or Partnerships with respect to such legislation is in progress, pending or, to the knowledge of Company, threatened.

(qqq) Money Laundering Laws. The operations of the Company, the Subsidiaries and Partnerships are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions, other than any U.S. Federal Cannabis Laws, in which the Company, the Subsidiaries and Partnerships conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiaries or Partnerships with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(rrr) No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiary or Partnership, nor any director or officer of the Company or any Subsidiary or Partnership, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary or Partnership, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary or Partnership is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company or any Subsidiary or Partnership located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a "Sanctioned Country"); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary or Partnership, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company, the Subsidiaries and Partnerships have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(sss) No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Placement Shares.

(ttt) No Withholding Tax. All payments to the Agents pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(uuu) Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries or Partnerships delivered to the Agents shall be deemed a representation and warranty by the Company or any such Subsidiary or Partnership (and not individually by such officer) to the Agents with respect to the matters covered thereby.

(vvv) The Placement Shares.

(i) The Placement Shares have been duly created, authorized, allotted and reserved for issuance, and when issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable Common Shares of the Company, and such securities will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company.

(ii) The forms and terms of the certificates representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any Applicable Laws or the rules of the TSXV or Nasdaq.

(www) Reporting Issuer; Listing of Common Shares. The Company (A) is a "reporting issuer" in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut within the meaning of the applicable Canadian Securities Laws, (B) is not in default of any material requirement of the applicable Canadian Securities Laws or U.S. Securities Laws, (C) is in compliance, in all material respects, with the rules, policies and regulations of the TSXV and Nasdaq (d) is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; and (e) the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act.

(xxx) Not an Ineligible Issuer. The Company currently is not an "ineligible issuer," as defined in Rule 405 of the rules and regulations of the Commission.

(yyy) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Agents' distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectuses or the Registration Statement.

(zzz) Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(aaaa) Brokers. Except for the Agents, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(bbbb) Agreements; Action.

(i) Except for the Prospectuses, the Existing Indebtedness, the Existing Liens or in the ordinary course of business, there are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that may involve: (A) obligations (contingent or otherwise) of, or payments to, the Company or its Subsidiaries and Partnerships outside of the ordinary course; (B) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company or its Subsidiaries and Partnerships; (C) the grant of rights to license, market or sell products; (D) the grant of any Lien on the material assets of the business; or (E) provisions restricting or affecting the development, ability to transfer or move, or distribution of the Company or its Subsidiaries' and Partnerships' products or services.

(ii) Since the date of the Company Financial Statements, other than the Existing Indebtedness or as otherwise disclosed in the Disclosure Package, the Company or its Subsidiaries and Partnerships have not (A) excluding ordinary course leases, incurred any indebtedness for money borrowed that has not been repaid and released or any other liabilities individually or in the aggregate in excess of $5,000,000, (B) made any loans or advances to any person, other than in the ordinary course of business, or (C) sold, exchanged or otherwise disposed of any of its assets or rights other than in the ordinary course of business.

(iii) For the purposes of subsections (i) and (ii) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections. Other than as disclosed in the Disclosure Package, the Company is not a guarantor of any other person, entity or business.

(cccc) No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed to be a representation and warranty by the Company to the Agents as to the matters set forth therein.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7. Covenants of the Company. The Company covenants and agrees as follows:

(a) Registration Statement and Prospectuses Amendments. After the date of this Agreement and during any period in which Prospectuses relating to any Placement Shares are required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agents promptly of the time when, other than documents incorporated by reference, any subsequent amendment to the Registration Statement, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectuses has been filed (each, an "Amendment Date") and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectuses or for additional information; (ii) the Company will prepare and file with the Commission or Canadian Qualifying Authorities, promptly upon the Agents' request, any amendments or supplements to the Registration Statement or Prospectuses that, in the Agents' reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however, that the failure of any Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents' right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Registration Statement or Prospectus, other than documents incorporated by reference, relating to the Placement Shares or a security convertible into the Placement Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto (provided, however, that the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents' right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectus, except for those documents available via SEDAR or EDGAR; (iv) the Company will cause each amendment or supplement to the Prospectuses, other than documents incorporated by reference, to be filed with the Commission or Canadian Qualifying Authorities as required pursuant to the Rules and Regulations and pursuant to applicable Canadian Securities Laws; and (v) prior to the termination of this Agreement, the Company will notify the Agents if at any time the Registration Statement shall no longer be effective as a result of the passage of time or otherwise.

(b) Notice of Stop Orders. The Company will advise the Agents promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission or any Canadian Qualifying Authority of any stop order or similar order suspending the effectiveness of the Registration Statement or the use of the Prospectuses, as applicable, or of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose, and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or similar order or to obtain its withdrawal if such order should be issued. The Company agrees to notify the Agents promptly upon the Company becoming an "ineligible issuer." If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Sections 4 or 11, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of Prospectuses or other prospectus in respect of the Common Shares, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of a Prospectuses or other prospectus in respect of the Common Shares, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectuses; Subsequent Changes. During any period in which Prospectuses relating to the Placement Shares are required to be delivered by the Agents under the Canadian Securities Laws or U.S. Securities Laws with respect to a pending sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, Canadian Base Prospectus or Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) Listing of Placement Shares. During any period in which Prospectuses relating to the Placement Shares are required to be delivered by any Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on Nasdaq and the TSXV and to qualify the Placement Shares for sale under the Applicable Securities Laws of such jurisdictions as reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(e) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectuses that are filed with the Commission or with the Canadian Qualifying Authorities during any period in which Prospectuses relating to the Placement Shares are required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents' request, will also furnish copies of the Prospectuses to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectus) to any Agent to the extent such document is available on SEDAR or EDGAR.

(f) Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company's current fiscal year, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g) Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of the Placement Shares; (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 11(d) of this Agreement, including filing fees; (iv) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement; (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on Nasdaq and the TSXV; (vi) the filing fees and expenses, if any, of the Commission and the Canadian Qualifying Authorities; (vii) fees and disbursements of accountants and auditors, translators and other applicable experts; (viii) all costs and expenses related to marketing activities, printing, filing, distribution and other regulatory compliance; and (ix) the Agents' reasonable out-of-pocket expenses (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and including any such expenses incurred prior to the date hereof and all taxes payable in respect of any of the foregoing); provided that such expenses shall not exceed C$10,000 without the Company's prior written approval, other than fees of the Agents' legal counsel, which shall not exceed C$125,000 (plus taxes and disbursements) for the Agents' Canadian legal counsel and US$125,000 (plus taxes and disbursements) for the Agents' US legal counsel, in each case, without your prior written consent (such consent not to be unreasonably withheld), and shall be paid upon receiving an invoice or invoices therefor from the Agents.

(h) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses in the section entitled "Use of Proceeds."

(i) Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for 5 trading days following the termination of any Placement Notice given hereunder, the Company shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, however, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any option, bonus or other plan or arrangement described in the Prospectuses; (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets; (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agents in advance; or (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding.

(j) Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to any Agent pursuant to this Agreement.

(k) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfill their obligations as agents pursuant to this Agreement and Canadian Securities Laws

(l) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company's principal offices, as the Agents may reasonably request.

(m) Required Filings Relating to Placement of Placement Shares. The Company agrees that on such dates as the Securities Act and Canadian Securities laws shall require, the Company will (i) file a prospectus supplement with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act and with the Canadian Qualifying Authorities which prospectus supplement will set forth, within the relevant period, the number and average price of Placement Shares sold, aggregate gross proceeds and Net Proceeds to the Company and the compensation payable by the Company with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market. In each quarterly report, annual information form or annual financial statements filed by the Company in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth the number and average price of Placement Shares sold, aggregate gross proceeds and Net Proceeds to the Company and the compensation payable by the Company with respect to such Placement Shares. For so long as the Common Shares are listed on the TSXV and Nasdaq, the Company will provide the TSXV and Nasdaq with all information it requires with respect to the Offering within the timelines prescribed by the TSXV and Nasdaq.

(n) Representation Dates; Certificate. On or prior to the First Delivery Date and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual information form; (iii) files or amends annual or interim financial statements (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a "Representation Date"); the Company shall furnish the Agents with a certificate, in the form attached hereto as Schedule 3 within three (3) Trading Days of any Representation Date if requested by the Agents. The requirement to provide a certificate under this Section 7(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual information form. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 7(n), then before the Company delivers the Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Schedule 3, dated the date of the Placement Notice.

(o) Legal Opinions. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Schedule 3 for which no waiver is applicable, the Company shall cause to be furnished to the Agents (i) a written opinion of Garfinkle Biderman LLP, Canadian counsel for the Company (the "Company's Canadian Counsel"), which may rely on applicable local counsel opinions, and (ii) a written opinion and negative assurance letter of Nauth LPC, U.S. counsel for the Company (the "Company's U.S. Counsel"), or other counsel satisfactory to the Agents, in form and substance reasonably satisfactory to the Agents and their counsel, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Schedule 4 and Schedule 5, respectively, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agents with a letter to the effect that the Agents may rely on a prior opinion delivered under this Section 7(o) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented at such Representation Date).

(p) Comfort Letters. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Schedule 3 for which no waiver is applicable, the Company shall cause Ernst & Young LLP to furnish to the Agents letters ("Comfort Letters"), dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, (i) confirming that they are independent registered public accounting firm within the meaning of Canadian Securities Laws and the Securities Act, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to the Agents in connection with registered public offerings (the first such letter, the "Initial Comfort Letter") and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the prospectus, as amended and supplemented to the date of such letter.

(q) Chief Financial Officer Certificate. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Schedule 3 for which no waiver is applicable, the Company shall deliver a certificate executed by the Chief Financial Officer of the Company in the form of Schedule 6 attached hereto.

(r) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents; provided, however, that the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act.

(s) Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business in which it is engaged.

(t) Compliance with Laws. The Company and each of its Subsidiaries and Partnerships shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, state, provincial and local law in order to conduct their businesses as described in the Registration Statement, Prospectuses and Disclosure Package, and the Company and each of its Subsidiaries and Partnerships shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Change.

(u) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor its Subsidiaries or Partnerships will be or become, at any time prior to the termination of this Agreement, an "investment company," as such term is defined in the Investment Company Act, assuming no change in the Commission's current interpretation as to entities that are not considered an investment company.

(v) Securities Act and Exchange Act. The Company will use its commercially reasonable efforts to comply with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectus.

(w) No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in their capacity as principal or agents hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(x) Consent to the Agents' Trading. The Company consents to the extent permitted under Canadian Securities Laws, U.S. Securities Laws, the rules of the TSXV and Nasdaq and under this Agreement, to the Agents trading in the Common Shares of the Company for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(y) Sale of Placement Shares in the United States. The Company will not engage in, and not permit any of its affiliates or any person acting on its behalf to engage in, any Directed Selling Efforts or in any form of General Solicitation or General Advertising in the United States with respect to the Placement Shares.

(z) Sarbanes-Oxley Act. The Company and its Subsidiaries and Partnerships will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(aa) Block Sales. In the event the Company engages an Agent for a sale of Placement Shares that would constitute a "block" within the meaning of Rule 10b-18(a)(5) under the Exchange Act (a "Block Sale"), the Company will provide the Agent, at such Agent's request and upon reasonable advance notice to the Company, on or prior to the Settlement Date, the opinions of counsel, accountant's letter and officers' certificates set forth in Section 8 hereof, each dated the Settlement Date, and such other documents and information as the Agent shall reasonably request.

(bb) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering of the Placement Shares under this Agreement (and upon the recommencement of the Offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and, upon delivery of each Placement Notice at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

8. Conditions to Agents' Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Registration Statement and Prospectus Supplements Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice. The Prospectus Supplements shall have been filed with the Canadian Qualifying Authorities and Commission and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities and Commission shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its Subsidiaries or Partnerships of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal, provincial or state governmental authority during the period of effectiveness of the Registration Statement and Prospectuses, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal, provincial or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents' reasonable opinion is material, or omits to state a fact that in the Agents' opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company's reports filed with the Commission or Canadian Qualifying Authorities, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital stock of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change.

(e) Company Counsel Legal Opinions. The Agents shall have received the opinion of the Company's Canadian Counsel required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such opinion is required pursuant to Section 7(o). In addition, the Company's Canadian Counsel may rely upon the opinions of local counsel as to all matters relating to jurisdictions other than the Province of Ontario, not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(f) Comfort Letter. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 7(p) on or before the date on which such delivery of such Comfort Letters are required pursuant to Section 7(p).

(g) Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

(h) Secretary's Certificate. On or prior to the First Delivery Date, the Agents shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance reasonably satisfactory to the Agents and their counsel.

(i) Chief Financial Officer Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(q) on or before the date on which delivery of such certificate is required pursuant to Section 7(q).

(j) No Suspension. Trading in the Common Shares shall not have been suspended on Nasdaq or the TSXV.

(k) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(n), Section 7(o), or Section 7(p), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall have reasonably requested.

(l) Securities Act Filings Made. All filings with the Commission and Canadian Qualifying Authorities required by General Instruction II.L of Form F-10 under the Securities Act and by Canadian Securities Laws, respectively, have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 under the Securities Act and Canadian Securities Laws.

(m) Approval for Listing. The Placement Shares shall have been either been (i) approved for listing on Nasdaq and TSX, subject only to notice of issuance; or (ii) conditionally approved for listing on the Nasdaq and TSXV, subject only to fulfilling customary conditions of the Nasdaq and TSXV.

(n) No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 11(a).

(o) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in NI 41-101) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any free writing prospectus reviewed and consented to by the Agents, provided that each of the Agents covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of the Agents.

9. Indemnification and Contribution.

(a) Company Indemnification. The Company agrees to indemnify and hold harmless each of the Agents, the directors, officers, shareholders, partners, members employees and agents of the Agents and each person, if any, who (i) controls the Agents within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, (ii) is controlled by or is under common control with the Agents or (iii) who controls the Agents or any of their affiliates within the meaning of Canadian Securities Laws (the "Indemnified Parties" and each an "Indemnified Party") from and against any and all losses, claims, liabilities, reasonable expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section (c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which such Agent, or any such person, may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities,  reasonable expenses or damages arise out of or are based, directly or indirectly, on (1) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or any amendment or supplement to the Registration Statement or the Prospectuses or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with the Commission, (2) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading, (3) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement, (4) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. Securities Laws, or (5) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (1)-(4) above which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or the U.S. in connection with the transactions contemplated herein; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, reasonable expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with the Agent Information. This indemnity agreement will be in addition to any liability that the Company might otherwise have; and provided further that if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that the liability, claim, demand, loss, cost, damage or reasonable expense was the result of the gross negligence, willful misconduct or fraudulent misrepresentation of the Indemnified Party, or any material breach of this Agreement by the Indemnified Party, claiming indemnity, such Indemnified Party will promptly reimburse the Company any funds advanced to the Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or reasonable expense and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such liability, claim, demand, loss, cost, damage or reasonable expense. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute "gross negligence", "willful misconduct" or "fraudulent misrepresentation" for the purposes of this Section 9 or otherwise disentitle the Agents from indemnification hereunder.

(b) Agent Information. The Company acknowledges that the name of the Agents set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses (collectively, the "Agent Information").

(c) Agents Indemnification. The Agents agree to indemnify and hold harmless each of the Company and the Company's affiliates, directors, officers, employees and agents and each person who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, (ii) is controlled by or is under common control with the Company or (iii) who controls the Company or any of its affiliates within the meaning of Canadian Securities Laws, from and against any and all liabilities, claims, demands, losses (other than lost profits), costs, damages and reasonable expenses (including, without limitation, the reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) in any way caused by or arising directly or indirectly from or in consequence of: (i) any untrue statement or alleged untrue statement of a material fact relating solely to the Agents that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion in and contained in the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto); or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading made solely in reliance on facts or information relating solely to the Agents or any of them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein.

(d) Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(e) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 9(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 9(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total Net Proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agents. The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 9(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by, steps or actions taken or done, or steps or actions not taken or not done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by, steps or actions taken or done, or steps or actions not taken or not done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 9(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 9(e) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 9(e).

(f) Notwithstanding the provisions of Section 9(e), if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that a person has been grossly negligent or committed willful misconduct or a fraudulent misrepresentation, such person shall not be entitled to contribution from the Company hereunder.

10. Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of the Agents, their affiliates, directors, officers, shareholders, agents and employees and any controlling persons; (ii) delivery and acceptance of the Placement Shares and payment therefor; or (iii) any termination of this Agreement.

11. Termination.

(a) The Agents shall have the right by giving notice as hereinafter specified at any time to terminate its obligations under this Agreement if (i) there has been, since the time of execution of this Agreement or since the date as of which information is given in a Prospectus, any change, or any development in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company, its Subsidiaries and its Partnerships considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, has or would be expected to have, in the reasonable opinion of the Agents, a Material Adverse Change or effect on the business or affairs of the Company, its Subsidiaries and its Partnerships or on the market price or the value of the Common Shares; (ii) there has occurred any Material Adverse Change in the financial markets in Canada, the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis, including as a result of the novel coronavirus (COVID-19) pandemic (but only to the extent that there are material adverse impacts related thereto after the date hereof), which individually or in the aggregate, has or would be expected to have, in the reasonable opinion of the Agents, a Material Adverse Change or effect on the business or affairs of the Company, its Subsidiaries and its Partnerships or on the market price or the value of the Common Shares; (iii) any suspension or limitation of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing; (iv) a major disruption of securities settlements or clearance services in Canada shall have occurred and, in the reasonable opinion of the Agents, is expected to continue for such period as would prohibit any sale of Placement Shares for the foreseeable future, (iv) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(n), 7(o), or 7(p) such Agent's right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; or (v) any other condition of such Agent's obligations hereunder is not fulfilled. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 19 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate its obligations under this Agreement as provided in this Section 11(a), such Agent shall provide the required notice as specified in Section 12 (Notices).

(b) The Company shall have the right, by giving ten (10) days' notice as hereinafter specified to terminate this Agreement with the Agents in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f), Section 9, Section 10, Section 16 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c) The Agents shall have the right, by giving ten (10) days' notice as hereinafter specified to terminate their obligations under this Agreement in its sole discretion (except if terminated by the Agents in accordance with Section 11(a)) at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f), Section 9, Section 10, Section 16 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(d) Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided, however, that the provisions of Section 7(f), Section 9, Section 10, Section 16 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(e) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), Section 11(b), Section 11(c), or Section 11(d)(d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section7(f), Section 9, Section 10, Section 16 and Section 19 shall remain in full force and effect.

(f) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the applicable Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(g) In the event that the Company terminates this Agreement, as permitted under Section 11(b), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters before (except with respect to the sale of securities hereunder), from and after the termination date with no continuing obligation to the Agents.

12. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and:

if sent to the Agents, shall be delivered to:

ATB Capital Markets Inc.
Suite 3530, TD Bank Tower
66 Wellington Street West
Toronto, ON M5K 1A1

Attention: Adam Carlson
Email: acarlson@atb.com

ATB Capital Markets USA Inc.

Suite 555, 100 Fillmore Street

Denver, CO 80206

Attention: Adam Carlson
Email: acarlson@atb.com

with copies to:

Stikeman Elliott LLP
199 Bay Street, Suite 5300
Toronto, Ontario M5L 1B9

Attention: Donald Belovich
Email: dbelovich@stikeman.com

And:

Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, MA 02210
Attention: Paul Bork
E-mail:  pbork@foleyhoag.com

or if sent to the Company, shall be delivered to:

High Tide Inc.
11127 15th Street N.E., Unit 112

Calgary, Alberta T3K 2M4

Attention: Raj Grover
Email: raj@hightideinc.com

with copies to:

Garfinkle Biderman LLP
1 Adelaide Street East
Suite 801, Toronto, ON M5C 2V9
Attention: Shimmy Posen
Email: sposen@garfinkle.com

And:

Nauth LPC

217 Queen Street West

Suite 401. Toronto, ON M5V 0R2

Attention: Daniel Nauth

Email: dnauth@nauth.com

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given: (i) when delivered personally or by e-mail on or before 4:30 p.m. (Toronto time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day; (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier; (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid); and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, "Business Day" shall mean any day on which the TSXV is open for business.

13. Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that the Agents may assign their rights and obligations hereunder to its affiliates without obtaining the Company's consent.

14. Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

15. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement, and its agent for service of process, as applicable, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Garfinkle Biderman LLP (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Placement Shares, that may be instituted in any federal or Provincial court in the Province of Ontario, or brought under Canadian securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Placement Shares shall be outstanding.

17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than Canadian dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase Canadian dollars with such other currency in Toronto, Ontario on the Business Day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to the Agents shall, notwithstanding any judgment in any currency other than Canadian dollars, not be discharged until the first Business Day, following receipt by such Agent of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Agent may in accordance with normal banking procedures purchase Canadian dollars with such other currency; if the Canadian dollars so purchased are less than the sum originally due to such Agent hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Agent against such loss. If the Canadian dollars so purchased are greater than the sum originally due to such Agent hereunder, such Agent agrees to pay to the Company an amount equal to the excess of the Canadian dollars so purchased over the sum originally due to such Agent hereunder.

18. No Right to Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any Subsidiary or Partnership or their respective properties, assets or revenues has any right of immunity under Canadian or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any law of Canada or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company, any Subsidiary or Partnership or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 of this Agreement.

19. Waiver of Jury Trial. THE COMPANY AND THE AGENTS EACH HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

20. Absence of Fiduciary Relationship. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and has not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the others may be made by facsimile transmission.

22. Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a) "Agent for Service" has the meaning given in Section 16 hereof.

(b) "Agent Information" has the meaning given in Section 9(b) hereof.

(c) "Amendment Date" has the meaning given in Section 7(a) hereof.

(d) "Anti-Money Laundering Laws" has the meaning given in Section 6(qqq) hereof.

(e) "Applicable Laws" means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guidance document that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities, including without limitation, the Applicable Regulatory Laws.

(f) "Applicable Regulatory Laws" means, collectively, the laws that govern the cultivation, processing, analytical testing, and sale of, and research involving, cannabis and industrial hemp in each of the jurisdictions in which the Company, its Subsidiaries and its Partnerships carry on business, including, without limitation, the Food and Drugs Act, the Cannabis Act and their associated regulations including the Food and Drug Regulations and the Cannabis Regulations.

(g) "Applicable Securities Laws" means (i) all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments (including national and multilateral instruments), blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions and (ii) all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(h) "Applicable Time" means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

(i) "Base Prospectuses" has the meaning given in Section 1 hereof.

(j) "Block Sale" has the meaning given in Section 7(aa) hereof.

(k) "Business Day" has the meaning given in Section 12 hereof.

(l) "Canadian Base Prospectus" has the meaning given in Section 1 hereof.

(m) "Canadian Prospectus" has the meaning given in Section 1 hereof.

(n) "Canadian Prospectus Supplement" has the meaning given in Section 1 hereof.

(o) "Canadian Qualifying Authorities" has the meaning given in Section 1 hereof.

(p) "Canadian Qualifying Jurisdictions" has the meaning given in Section 1 hereof.

(q) "Canadian Securities Laws" has the meaning given in Section 1 hereof.

(r) "Cannabis Act" means the Cannabis Act, S.C. 2018, c. 16.

(s) "Cannabis Licenses" means the material documents and correspondence relating to the licenses issued pursuant to the Access to Cannabis for Medical Purposes Regulations, the Narcotic Control Regulations and/or the Cannabis Act, as applicable, to the Company, its Subsidiaries and Partnerships as listed on Schedule 7.

(t) "Cannabis Regulations" mean the regulations promulgated under the Cannabis Act (including, without limitation, the Industrial Hemp Regulations, SOR/2018-145).

(u) "Comfort Letters" has the meaning given in Section 7(p) hereof.

(v) "Commission" has the meaning given in Section 1 hereof.

(w) "Common Shares" has the meaning given in Section 1 hereof.

(x) "Company's Canadian Counsel" has the meaning given in Section 7(o) hereof.

(y) "Company's U.S. Counsel" has the meaning given in Section 7(o) hereof.

(z) "Company Financial Statements" has the meaning given in Section 6(o) hereof.

(aa) "Contract" means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, licenses, leases, loan documents and security documents.

(bb) "Data Room" means, collectively (i) the virtual data room containing written documents and other information relating to the Company, its Subsidiaries and Partnerships made available by the Company to the Agents and the Agents' Canadian counsel through the online hosting services of Donnelley Financial Solutions under the name "High Tide ATM Offering" as such virtual data room existed as at 12:01 am (EST) on the date hereof. The term Data Room shall also include all written materials provided by the Company and its Canadian counsel to the Agents and their Canadian counsel in connection with the Offering as at the date hereof, including, without limitation, all written responses to due diligence request lists and supplemental diligence requests.

(cc) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Placement Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Placement Shares.

(dd) "Disclosure Package" has the meaning given in Section 6(k) hereof.

(ee) "EDGAR" has the meaning given in Section 1 hereof.

(ff) "Enigmaa Shareholder Agreement" means the shareholders' agreement dated October 18, 2021, among the Company, Vithursan Thiripuvanan, and Enigmaa Ltd.

(gg) "Environmental Laws" has the meaning given in Section 6(pp) hereof.

(hh) "Exchange Act" has the meaning given in Section 6(n) hereof.

(ii) "Existing Indebtedness" means the liabilities of the Company as of the date of this Agreement, as set out in the Public Disclosure Documents.

(jj) "Existing Liens" means the Liens existing on the Company, its Subsidiaries and Partnerships, as applicable, as of the date of this Agreement, including as set out in the Public Disclosure Documents.

(kk) "FOFI" has the meaning given in Section 6(s) hereof.

(ll) "First Delivery Date" has the meaning given in Section 5(a) hereof.

(mm) "Food and Drugs Act" means the Food and Drugs Act, R.S.C., 1985, c. F-27.

(nn) "Food and Drug Regulations" mean the regulations promulgated under the Food and Drugs Act.

(oo) "General Advertising" and "General Solicitation" means "general advertising" and "general solicitation," respectively, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisement, article, notice or other communications published in any newspaper, magazine or similar media or broadcast over the internet, radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

(pp) "Governmental Authority" has the meaning given in Section 6(ff) hereof.

(qq) "IFRS" has the meaning given in Section 6(o) hereof.

(rr) "Investment Company Act" has the meaning given in Section 6(ooo) hereof.

(ss) "Initial Comfort Letter" has the meaning given in Section 7(p) hereof.

(tt) "Leases" has the meaning given in Section 6(bb) hereof.

(uu) "Lien" means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing, and shall be deemed to include tax liens, mechanic liens or other similar liens that attach by operation of law and, solely with respect to physical assets of the Company, its Subsidiaries and Partnerships, as applicable, purchase money security interests against physical assets.

(vv) "Material Adverse Effect" or "Material Adverse Change" means the effect or change resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Company or any Subsidiary or Partnership who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition or results of operations of the Company, the Subsidiaries and Partnerships, taken as a whole.

(ww) "material change" has the meaning given thereto in the Applicable Securities Laws.

(xx) "material fact" has the meaning given thereto in the Applicable Securities Laws.

(yy) "Meta Growth Financial Statements" means, collectively: (a) the audited consolidated financial statements of Meta Growth Corp. for the years ended August 31, 2019 and 2018, together with the report of Meta Growth Corp.'s Former Auditors thereon and including the notes thereto; and (b) the condensed interim unaudited consolidated financial statements for the three and nine months ended May 31, 2020 and May 31, 2019.

(zz) "Meta Growth Corp.'s Former Auditors" means MNP LLP, the former auditors of Meta Growth Corp.

(aaa) "misrepresentation" has the meaning given thereto in the Applicable Securities Laws.

(bbb) "Nasdaq" has the meaning given in Section 3 hereof.

(ccc) "Net Proceeds" has the meaning given in Section 5(a) hereof.

(ddd) "NI" has the meaning given in Section 1 hereof.

(eee) "NI 44-101" has the meaning given in Section 1 hereof.

(fff) "NI 44-102" has the meaning given in Section 1 hereof.

(ggg) "NI 51-102" has the meaning given in Section 6(l) hereof.

(hhh) "Nuleaf Merger Agreement" means the Agreement and Plan of Merger by and among the Company, High Tide USA, Inc., Nuleaf Acquisition corp. and NuLeaf Naturals, LLC, dated as of November 19, 2021.

(iii) "Nuleaf Operating Agreement" means the Amended and Restated Operating Agreement made effective as of November  2021, by and among NuLeaf Naturals, LLC, the Company, Jaden Barnes, Bo Shirley, Ian Kelly, and Muhammad Aduan.

(jjj) "Offering" has the meaning given in Section 1 hereof.

(kkk) "Organizational Documents" has the meaning given in Section 6(g) hereof.

(lll) "Partnerships" means NAC OCN Limited Partnership, NAC Thompson North Limited Partnership, NAC Northern Alberta Limited Partnership and Saturninus Partners GP.

(mmm) "person" shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind.

(nnn) "Placement" has the meaning given in Section 2 hereof.

(ooo) "Placement Fee" means the amount of compensation to be paid by the Company to the Agents with respect to each Placement for which such Agent acted as sales agent under this Agreement.

(ppp) "Placement Notice" has the meaning given in Section 2 hereof.

(qqq) "Placement Shares" has the meaning given in Section 1 hereof.

(rrr) "Prospectuses" has the meaning given in Section 1 hereof.

(sss) "Prospectus Supplement" has the meaning given in Section 1 hereof.

(ttt) "Public Disclosure Documents" means any information which has been filed on SEDAR or on EDGAR by the Company pursuant to applicable Canadian Securities Laws or U.S. Securities Laws since January 1, 2019.

(uuu)  "Receipt" has the meaning given in Section 1 hereof.

(vvv) "Registration Statement" has the meaning given in Section 1 hereof.

(www) "Representation Date" has the meaning given in Section 7(n) hereof.

(xxx) "Reviewing Authority" has the meaning given in Section 1 hereof.

(yyy) "Rules and Regulations" has the meaning given in Section 1 hereof.

(zzz) "Sanctions" has the meaning given in Section 6(rrr) hereof.

(aaaa) "Sanctioned Country" has the meaning given in Section 6(rrr) hereof.

(bbbb) "Securities Act" has the meaning given in Section 1 hereof.

(cccc) "SEDAR" has the meaning given in Section 1 hereof.

(dddd) "Settlement Date" has the meaning given in Section 5(a) hereof.

(eeee) "Shelf Securities" has the meaning given in Section 1 hereof.

(ffff) "Specified Subsidiaries" means Valiant Distribution Canada Inc., Valiant Distribution Inc., Canna Cabana Inc., 2680495 Ontario Inc., National Access Canada Corporation, Meta Growth Corp., the Green Company Limited, 2208292 Alberta Ltd., Fab Nutrition, LLC, NuLeaf Naturals, LLC.

(gggg) "Subsidiaries" means Valiant Distributions Inc., Valiant Distributions Canada Inc. HT Global Imports Inc., Canna Cabana Inc., 2680495 Ontario Inc., 2686068 Ontario Inc., High Tide B.V., SJV2 B.V., SJV B.V., SJV USA Inc., Smoke Cartel USA Inc., High Tide USA Inc., Enigmaa Ltd., Blessed CBD Ltd., DS Distributions Inc.,  DHC Supply  LLC, Meta Growth Corp., National Access Cannabis LP Holdings Corp., National Access Cannabis Management Corp., National Access Cannabis GP Holdings Corp., NAC Northern Alberta GP Ltd., NAC Management Ltd., META Western Canadian Holdings Ltd., META West Coast Ltd., 11604686 Canada Inc., NAC Bio Inc., The Green Company Limited, National Access Canada Corporation, 2713865 Ontario Ltd., New Leaf Cannabis Ltd., NAC Southern Alberta Ltd, National Access Cannabis Medical Inc., National Access Cannabis (MB FN) LP Holdings Corp, NAC OCN GP Ltd., NAC Thompson North HP Ltd., FAB Nutrition, LLC and NuLeaf Naturals, LLC.

(hhhh) "Taxes" has the meaning given in Section 6(nn) hereof.

(iiii) "Trading Day" has the meaning given in Section 3 hereof.

(jjjj) "TSXV" has the meaning given in Section 3 hereof.

(kkkk) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(llll) "U.S. Base Prospectus" has the meaning given in Section 1 hereof.

(mmmm)  "U.S. Federal Cannabis Laws" means, collectively, all U.S. federal laws, statutes, and/or regulations applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products.

(nnnn) "U.S. GAAP" means the Generally Accepted Accounting Principles of the United States.

(oooo) "U.S Prospectus" has the meaning given in Section 1 hereof.

(pppp) "U.S. Prospectus Supplement" has the meaning given in Section 1 hereof.

(qqqq) "U.S. Securities Laws" has the meaning given in Section 6(n) hereof.

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

ATB CAPITAL MARKETS INC.

	By:	signed "Adam Carlson"
Name: Adam Carlson Title: Managing Director

ATB CAPITAL MARKETS USA INC.

	By:	signed "Adam Carlson"
Name: Adam Carlson Title: Managing Director

ACCEPTED as of the date first above written:

HIGH TIDE INC.

	By:	signed "Raj Grover"
Name: Raj Grover Title: Chief Executive Officer

SCHEDULE 1

Form of Placement Notice

From: High Tide Inc.

To: ATB Capital Markets Inc. and ATB Capital Markets USA Inc.
Attention: ⬤
 [email]

Date: ⬤, 202⬤

Subject: Placement Notice No. ⬤

Reference is made to the Equity Distribution Agreement dated ⬤, 2021 (the "Equity Distribution Agreement") between High Tide Inc. (the "Company"), ATB Capital Markets Inc., and ATB Capital Markets USA Inc. (the "Agents"). Unless otherwise defined herein, all capitalized terms referred to in this Placement Notice shall have the meanings attributed to them in the Equity Distribution Agreement.

Trading Instructions

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement, the undersigned hereby requests, as a duly appointed Authorized Representative of the Company, that the Agents sell Placement Shares, as agents of the Company, in accordance with the trading instructions set out in Appendix "A" hereto.

Yours very truly,

HIGH TIDE INC.

By:

Acknowledged this ____ day of _______________, 20____ by the Agents.

ATB CAPITAL MARKETS INC.

By:

ATB CAPITAL MARKETS USA INC.

By:

APPENDIX "A"

TRADING INSTRUCTIONS

Number of Placement Shares to be sold	⬤
Total number of Common Shares outstanding on the date of this Placement Notice	⬤
Maximum number of Placement Shares to be sold expressed as a percentage of the total number of Common Shares outstanding on the date of this Placement Notice (A ÷ B x 100)	⬤%
Minimum price per Placement Share to be sold	[CDN / US]$⬤
Maximum number of Placement Shares that may be sold on any one Trading Day	⬤
First permitted Trading Day of trading	⬤
Last permitted Trading Day of trading	⬤
Placement Fee	[CDN / US]$⬤

Other trading instructions: ⬤

SCHEDULE 2

The Authorized Representatives of the Company are as follows:

Raj Grover Chief Executive Officer	raj@hightideinc.com	Office: 1.403.770.9435 Ext. 111 Cell: 587.894.7372
Rahim Kanji Chief Financial Officer	rahim@hightideinc.com	Office: 403.770.9435 x114 Cell: ⬤

The Authorized Representatives of the Agents are as follows:

Paul Sarachman President	psarachman@atb.com	(647) 776 8250
Jay Lewis Managing Director	jlewis2@atb.com	(647) 688 7077
Mervin Kopeck Managing Director	mkopeck@atb.com	(647) 776 8040
Karen Jardim Managing Director	kjardim@atb.com	(647) 776 8233
Adam Carlson Managing Director	acarlson@atb.com	(647) 776 8248

SCHEDULE 3

OFFICER'S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of High Tide Inc. (the "Company"), a company incorporated under the Business Corporations Act (Alberta), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 7(m) of the equity distribution agreement between the Company, ATB Capital Markets Inc., and ATB Capital Markets USA Inc. dated ⬤, 2021 (the "Equity Distribution Agreement"), and without personal liability, that, to the best of my knowledge:

(i) except as set forth in the Prospectuses (as defined in the Equity Distribution Agreement), the representations and warranties of the Company in Section 6 of the Equity Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Equity Distribution Agreement at or prior to the date hereof.

Date:

HIGH TIDE INC.

By:
Name:
Title:

SCHEDULE 4

MATTERS TO BE COVERED BY
OPINION OF COMPANY COUNSEL

The following are the matters to be addressed in the opinion of Garfinkle Biderman LLP, as Company's Canadian Counsel, to be delivered pursuant to Section 7(o) of the Agreement:

1. The Company is a company incorporated and existing under the laws of the Province of Alberta and has the corporate power to conduct its business as described in the Canadian Prospectus;

2. Each Specified Subsidiary has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation has the corporate power to conduct its business as described in the Canadian Prospectus;

3. The Company has the corporate power to enter into and deliver the Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein, delivered by the Company, and such agreement is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms under the laws of the Province of Ontario and the federal laws of Canada applicable therein;

4. The Company's authorized share capital consists of an unlimited number of Common Shares;

5. The attributes and characteristics of the Common Shares conform in all material respects with the descriptions thereof in the Canadian Prospectus;

6. All necessary corporate action has been taken by the Company to authorize the issuance and delivery of the Placement Shares;

7. The Placement Shares to be delivered under the Agreement have been duly allotted and reserved for issuance, and will, when issued, be validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

8. The execution and delivery by the Company of and the performance by the Company of its obligations under the Agreement will not contravene any provisions of:

a. the constating documents of the Company, or

b. the laws of the Province of Alberta applicable to the Offering of the Placement Shares;

9. No consent, approval, authorization or order of, and no registration, qualification, recording or filing with, any governmental body or agency is required for the issuance, sale and delivery of the Placement Shares, except such as may have been made or obtained;

10. The TSXV has conditionally approved the listing and posting for trading of up to ⬤ Placement Shares, subject to the Company fulfilling all of the requirements of such exchange;

11. A receipt has been obtained in respect of the Canadian Base Prospectus from each of the Canadian Qualifying Authorities in each Canadian Qualifying Jurisdiction, the Canadian Prospectus Supplement has been filed with each of the Canadian Qualifying Authorities in each Canadian Qualifying Jurisdiction in the manner and within the time period required by the Shelf Procedures, and no order having the effect of ceasing or suspending the distribution of the Placement Shares, to the knowledge of Company's Canadian Counsel or local counsel, as applicable, has been issued by any of the Canadian Qualifying Authorities in each Canadian Qualifying Jurisdiction and no proceedings for that purpose, to the knowledge of Company's Canadian Counsel or local counsel, have been instituted or are pending;

12. All documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under Canadian Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Canadian Qualifying Jurisdictions through dealers duly registered under Canadian Securities Laws who have complied with the relevant provisions of such laws;

13. The statements under the heading "Eligibility for Investment" in the Canadian Prospectus are true and correct, subject to the assumptions, limitations, conditions and restrictions set out therein;

14. Subject to the qualifications, assumptions, limitations and restrictions referred to under the heading "Certain Canadian Federal Income Tax Considerations" in the Canadian Prospectus, the statements made therein, to the extent that such statements summarize matters of law or legal conclusions, fairly summarize the matters described therein in all material respects;

15. The forms of definitive certificate representing the Common Shares have been duly approved and adopted by the Company, comply with applicable laws of the Province of Alberta and the constating documents of the Company; and

16. ⬤ has been appointed as the registrar and transfer agent for the Common Shares of the Company.

In giving the opinions set out above, Company's Canadian Counsel may state that the opinions are limited to the laws of the Province of Ontario and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

SCHEDULE 5

MATTERS TO BE COVERED BY
OPINION OF COMPANY US COUNSEL

1. Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with Canadian Securities Laws, the Registration Statement and the U.S. Prospectus, as of its respective effective or issue date, (other than the financial statements, including schedules, and other financial information contained therein or omitted therefrom, as to which we express no opinion) comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

2. The statements in each of the U.S. Prospectus and the Disclosure Package under the heading "Material U.S. Federal Income Tax Considerations", to the extent that they constitute summaries of United States federal and state law or regulations or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

3. The issuance and sale of the Placement Shares, the execution and delivery by the Company of the Equity Distribution Agreement and the performance of its obligations thereunder will not breach or result in a default under any agreement, indenture or instrument listed on Schedule I hereto (the "U.S. Specified Agreements").

4. Except for the registration of the Placement Shares under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the United States Securities Exchange Act of 1934, as amended, or applicable state securities laws in connection with the issuance and sale of the Placement Shares, no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Placement Shares, the execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations thereunder. For purposes of this opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

5. The Company is not and, after giving effect to the offering and the sale of the Placement Shares and the application of their proceeds as described in each of the U.S. Prospectus and the Disclosure Package, will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

6. We have participated in the preparation of the Registration Statement, the Disclosure Package and the Prospectus (other than the documents incorporated therein by reference) and in conferences and telephone conversations with officers and other representatives of the Corporation, the Agents, representatives of the Agents, including their United States counsel, and the independent auditors for the Corporation, during which the contents of the Registration Statement, the Disclosure Package, the Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that we have not undertaken to verify independently, and we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the Prospectus or the documents incorporated by reference therein on the basis of the foregoing, in the course of our work in connection with the matters contemplated by the Equity Distribution Agreement, no information has come to our attention that leads us to believe that (A) the Registration Statement (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to which we express no opinion), as of its most recent effective date, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) that as of the date of the U.S. Prospectus, the U.S. Prospectus (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to which we express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the Disclosure Package as of the Time of Sale, included an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

7. The statements in each of the U.S. Prospectus and the Disclosure Package under the heading "U.S. Cannabis-Related Activities Disclosure", to the extent that they constitute summaries of United States federal and state law or regulations or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

8. No consent, license, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the Company to conduct its marijuana and hemp-related business as prescribed in the U.S. Prospectus and the Disclosure Package. For purposes of this opinion, the term "Governmental Authority" means any federal executive, legislative, judicial, administrative or regulatory body of the United States of America.  For the avoidance of doubt, Governmental Authority excludes any state executive, legislative, judicial, administrative or regulatory body.

SCHEDULE I

U.S. Specified Agreements

1. Acquisition Agreement by and among High Tide Inc., High Tide USA, Inc., FAB Nutrition, LLC and Josh Delaney, dated as of May 2, 2021.

2. Agreement and Plan of Merger by and among High Tide Inc., High Tide USA, Inc., Nuleaf Acquisition corp. and NuLeaf Naturals, LLC, dated as of November 19, 2021.

SCHEDULE 6

CHIEF FINANCIAL OFFICER CERTIFICATE

I, [name of executive officer], the Chief Financial Officer of High Tide Inc. (the "Company"), a company incorporated under the Business Corporations Act (Alberta), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 7(q) of the equity distribution agreement between the Company, ATB Capital Markets Inc., and ATB Capital Markets USA Inc. dated ⬤, 2021 (the "Equity Distribution Agreement"), and without personal liability, that, to the best of my knowledge:

(i) I am the Chief Financial Officer of the Company and am providing this certificate based on my knowledge of the financial records and schedules of the Company.

(ii) I am knowledgeable with respect to the accounting records and internal accounting practices, policies, procedures and controls of the Company, and have responsibility for financial and accounting matters with respect to the Company.

(iii) The circled information identified in the pages of the Registration Statement, Prospectus, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectus and the documents incorporated by reference thereto attached hereto as Exhibit A (the "Circled Information") has been reviewed by me or members of my staff who are responsible for financial and accounting matters of the Company, and to the best of my knowledge, has been derived from the books and records of the Company.

(iv) Based on such review, nothing has come to my attention that would cause me to believe that the Circled Information does not accurately reflect in all material respects the information purported to be presented therein.

This certificate is to assist the Agents in conducting and documenting its investigation of the affairs of the Company in connection with the offering of the Placement Shares pursuant to the Equity Distribution Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Equity Distribution Agreement.

Date:

HIGH TIDE INC.

By:
Name:
Title:

SCHEDULE 7

CANNABIS LICENSES

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Alberta	Airdrie	Unit #6128 403 Mackenzie Way SW T4B 0V7	Canna Cabana	CC Airdrie - CCC24	Canna Cabana Inc.	Yes	2022-10-30	2021-12-31
Alberta	St. Albert	Unit #2 512 St. Albert Trail T8N 5Z1	Canna Cabana	St. Albert - CCC15	Canna Cabana Inc.	Yes	2022-08-15	2021-12-31
Alberta	Edmonton	Unit #4 16952 111 Avenue NW T5M 4C9	Canna Cabana	111th Ave - CCC05	Canna Cabana Inc.	Yes	2022-06-16	2022-01-26
Alberta	Edmonton	10828 124 Street NW T5M 0H3	Canna Cabana	124th Street - CCC04	Canna Cabana Inc.	Yes	2022-11-12	2022-11-20
Alberta	Calgary	9-2015 32 Avenue NE, Calgary	Canna Cabana	32nd Ave	The Green Company Limited	Yes	2022-11-17	2022-10-16
Alberta	Airdrie	8-620 1 Avenue NW, Airdrie	Canna Cabana	Airdrie 1st	The Green Company Limited	Yes	2022-11-17	2021-12-31
Alberta	Airdrie	101-400 Main Street NE, Airdrie	Canna Cabana	Airdrie Main	The Green Company Limited	Yes	2022-11-17	2021-12-31
Alberta	Banff	215 Banff Ave Unit L09, Banff, AB T0L 0C0	Canna Cabana	Banff - CCC38	Canna Cabana Inc.	Yes	2023-08-05	2021-12-31
Alberta	Beaumont	5305 Magasin Ave #116, Beaumont, AB T4X 1V8	Canna Cabana	Beaumont - CCC07	Canna Cabana Inc.	Yes	2022-06-23	2021-12-31

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Alberta	Calgary	Unit #1245 1230 11 Ave. SW T3C 0M5	Canna Cabana	Beltline - CCC46	Canna Cabana Inc.	Yes	2022-03-02	2022-02-21
Alberta	Bonnyville	Unit #3 5506 50 Avenue T9N 2K8	Canna Cabana	Bonnyville - CCC23	Canna Cabana Inc.	Yes	2022-07-28	2021-12-31
Alberta	Calgary	4600 Bowness Road NW T3B 0B3	Canna Cabana	Bowness - CCC22	Canna Cabana Inc.	Yes	2022-03-02	2022-02-21
Alberta	Canmore	1702 Bow Valley Trail T1W 1N5	Canna Cabana	Canmore - CCC28	Canna Cabana Inc.	Yes	2022-03-17	2021-12-31
Alberta	Calgary	1065 Canyon Meadows Drive SW, Calgary, T2W 5V3	Canna Cabana	Canyon Meadows - CCC01	Canna Cabana Inc.	Yes	2021-10-17	2022-10-16
Alberta	Calgary	8-12 Castleridge Drive NE, Calgary, T3J 1V4	Canna Cabana	Castleridge	The Green Company Limited	Yes	2022-11-17	2022-10-24
Alberta	Calgary	#2, 7400 Macleod Tr SE, Calgary, T2H 0L9	Canna Cabana	CC 7400 Macleod - CCC54	Canna Cabana Inc.	Yes	2022-05-31	2022-05-16
Alberta	Calgary	#6110, 250 East Hills SQ SE	Canna Cabana	East Hills - CCC59	Canna Cabana Inc.	Yes	2022-11-03	2022-11-04
Alberta	Calgary	Unit #610 20 Crowfoot Crescent T3G 3T2	Canna Cabana	Crowfoot - CCC21	Canna Cabana Inc.	Yes	2022-08-11	2022-07-30

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Alberta	Calgary	18-13750 Bow Bottom Trail SE, Calgary	Canna Cabana	Deer Valley	The Green Company Limited	Yes	2022-11-17	2022-10-16
Alberta	Calgary	Unit #130 11130 11th St. NE, T3K 2R5	Canna Cabana	District - CCC35	Canna Cabana Inc.	Yes	2022-02-02	2022-01-26
Alberta	Medicine Hat	543 3 St SE	Canna Cabana	Downtown Med Hat - CCC52	Canna Cabana Inc.	Yes	2022-04-11	2022-10-17
Alberta	Calgary	Unit #14 10822 50 Street SE T2C 2X8	Canna Cabana	East Lake - CCC47	Canna Cabana Inc.	Yes	2022-05-19	2022-05-16
Alberta	Calgary	Unit #101 624 8 Avenue SE T2G 0M1	Canna Cabana	East Village - CCC43	Canna Cabana Inc.	Yes	2022-01-07	2022-01-03
Alberta	Calgary	2107 Edmonton Trail NE T2E 3M4	Canna Cabana	Edmonton Trail - CCC20	Canna Cabana Inc.	Yes	2021-10-08	2022-09-17
Alberta	Edson	4904 4 Avenue T7E 1L9	Canna Cabana	Edson - CCC33	Canna Cabana Inc.	Yes	2022-04-12	2021-12-31
Alberta	Calgary	11032A Elbow Drive SW T2W 1G6	Canna Cabana	Elbow Drive - CCC10	Canna Cabana Inc.	Yes	2023-08-05	2022-02-24
Alberta	Edmonton	9522 Ellerslie Road, Edmonton	Canna Cabana	Ellerslie	The Green Company Limited	Yes	2022-11-17	2022-10-30
Alberta	Calgary	144-55 Castleridge Boulevard NE, Calgary, T3J 3J8	Canna Cabana	Falconridge	The Green Company Limited	Yes	2022-11-17	2022-01-10
Alberta	Fort Saskatchewan	Unit A 10310 100 Avenue T8L 1Z1	Canna Cabana	Fort Saskatchewan - CCC11	Canna Cabana Inc.	Yes	2022-07-07	2021-12-31
Alberta	St. Albert	207-2 Hebert Road, St. Albert, AB T8N 5T8	Canna Cabana	Gateway	The Green Company Limited	Yes	2022-11-17	2021-12-31

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Alberta	Grande Prairie	10831 100 Street T8V 2M7	Canna Cabana	Grande Prairie - CCC09	Canna Cabana Inc.	Yes	2022-06-02	2022-06-30
Alberta	Calgary	Unit #115 8835 Macleod Trail SW T2H 0M2	Canna Cabana	Haysboro - CCC45	Canna Cabana Inc.	Yes	2022-02-23	2022-02-21
Alberta	Calgary	103, 3928 Edmonton Trail NE	Canna Cabana	Highland Park - CCC57	Canna Cabana Inc.	Yes	12/16/2021	11/14/2022
Alberta	Edmonton	10275 Jasper Avenue NW T5J 1X8	Canna Cabana	Jasper Ave - CCC36	Canna Cabana Inc.	Yes	2022-04-05	2022-04-05
Alberta	Edmonton	#102, 8721 156 Street NW, Edmonton	Canna Cabana	Jasper Park	The Green Company Limited	Yes	2022-11-17	2022-02-14
Alberta	Edmonton	30-12981 50 Street NW, Edmonton, T5A 3P3	Canna Cabana	Kennedale	The Green Company Limited	Yes	2022-11-17	2022-10-29
Alberta	Calgary	Unit #105 330 10 Street NW T2N 1V8	Canna Cabana	Kensington - CCF01	2108096 Alberta Ltd. (franchisee)	Yes	2022-07-01	2022-02-19
Alberta	Lacombe	5022 50 Street T4L 1W8	Canna Cabana	Lacombe - CCC12	Canna Cabana Inc.	Yes	2022-07-01	2021-12-31
Alberta	Leduc	103-6207 50 Street, Leduc, AB T9E 7A9	Canna Cabana	Leduc	The Green Company Limited	Yes	2022-11-17	2021-12-31
Alberta	Lethbridge	Unit #10 23 Southgate Boulevard S T1K 6S5	Canna Cabana	Lethbridge - CCC02	Canna Cabana Inc.	Yes	11/4/2022	2021-12-31
Alberta	Lloydminster	Unit #105A 8120 44 Street T9V 0C8	Canna Cabana	Lloydminster - CCC18	Canna Cabana Inc.	Yes	2022-07-14	2021-12-31
Alberta	Calgary	120, 920 36th Street NE T2A 6L8	Canna Cabana	Marlborough/ Vista Landing - CCC56	Canna Cabana Inc.	Yes	2022-08-05	2022-08-02
Alberta	Lethbridge	1328 Mayor Magrath Dr S, T1K 2R2	Canna Cabana	Mayor Magrath - CCC55	The Green Company Limited	Yes	2022-07-17	2021-12-31

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Alberta	Calgary	29-240 Midpark Way SE, Calgary T2X 1N4	Canna Cabana	Midnapore	The Green Company Limited	Yes	2022-11-17	2022-10-16
Alberta	Calgary	1535 19 Street NW, Calgary, T2N 2K2	Canna Cabana	North Hill	The Green Company Limited	Yes	2022-11-17	2022-06-10
Alberta	Okotoks	Bay #130 100 Stockton Avenue T1S 1A3	Canna Cabana	Okotoks - CCC13	Canna Cabana Inc.	Yes	2022-06-16	2021-12-31
Alberta	Calgary	3725 Rundlehorn Dr NE #110, Calgary, AB T1Y 2K1	New Leaf	Rundlehorn	The Green Company Limited	Yes	2022-11-17	2022-02-05
Alberta	Olds	Unit #310 4602 46 Street T4H 1A1	Canna Cabana	Olds - CCC17	Canna Cabana Inc.	Yes	2022-07-21	2021-12-31
Alberta	Edmonton	Unit #101 3342 Parsons Road NW T6N 1B5	Canna Cabana	Parsons - CCC06	Canna Cabana Inc.	Yes	2023-08-05	2022-01-20
Alberta	Red Deer	Unit #130 6751 50 Avenue T4N 4C9	Canna Cabana	Red Deer - CCC37	Canna Cabana Inc.	Yes	10/22/2022	2021-12-31
Alberta	Calgary	21-2500 4 Street SW, Calgary	Canna Cabana	Roxboro	The Green Company Limited	Yes	2022-11-17	2022-10-28
Alberta	Calgary	296 Shawville Blvd SE T2Y 3S4	Canna Cabana	Shawnessy - CCC49	Canna Cabana Inc.	Yes	2022-03-23	2022-03-16
Alberta	Calgary	#850, 19369 Sheriff King Street SW	Canna Cabana	Silverado - CCC48	Canna Cabana Inc.	Yes	2022-03-23	2022-03-16
Alberta	Calgary	111-13 Southland Cresent SW, Calgary	Canna Cabana	Southland	The Green Company Limited	Yes	2022-11-17	2022-10-16
Alberta	Vegreville	4806-50 Avenue T9C 1K9	Canna Cabana	Vegreville - CCC14	Canna Cabana Inc.	Yes	2022-05-11	2021-12-31
Alberta	Calgary	110-1935 37 Street SW, Calgary, T3E 3A4	Canna Cabana	Westbrook	The Green Company Limited	Yes	2022-11-17	2022-10-16
Alberta	Lethbridge	20-338 University Drive West, Lethbridge	Canna Cabana	Westgate	The Green Company Limited	Yes	2022-11-17	2021-12-31
Alberta	Calgary	130-5403 Crowchild Trail NW, Calgary, T3B 4Z1	Canna Cabana	Varsity	The Green Company Limited	Yes	2022-11-17	2021-12-11
Alberta	Whitecourt	Unit #16 5115 49 Street T7S 1P1	Canna Cabana	Whitecourt - CCC03	Canna Cabana Inc.	Yes	11/4/2022	N/A
Manitoba	Brandon	4 - 930 18th Street, Brandon	Meta Cannabis Supply Co.	Brandon	Meta Growth Corp.	Yes	2021-12-31	N/A

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Manitoba	Thompson	58 Cree Road	Meta Cannabis Supply Co.	Cree/ NCN	NAC-Thompson North Limited Partnership	Yes	2021-11-30	N/A
Manitoba	Winnipeg	1881 Grant Avenue, Winnipeg	Meta Cannabis Supply Co.	Grant	Meta Growth Corp.	Yes	2022-10-31	N/A
Manitoba	Morden	300 A North Railway, Morden	Meta Cannabis Supply Co.	Morden	Meta Growth Corp.	Yes	2021-12-31	N/A
Manitoba	Opaskwayak	Otineka Mall Highway 10 N, Unit 128	Meta Cannabis Supply Co.	OCN Otineka Mall	NAC-OCN Limited Partnership	Yes	2022-10-31	N/A
Manitoba	Winnipeg	23 - 584 Pembina Highway, Winnipeg	Meta Cannabis Supply Co.	Pembina North	Meta Growth Corp.	Yes	2022-09-30	N/A
Manitoba	Winnipeg	Units 50 - 60, 2589 Pembina Highway	Meta Cannabis Supply Co.	Pembina South	National Access Cannabis Corp.	Yes	2022-08-31	N/A
Manitoba	Winnipeg	2145 Portage Ave, Winnipeg	Meta Cannabis Supply Co.	Portage	Meta Growth Corp.	Yes	2022-10-31	N/A
Manitoba	Selkirk	366 Main Street, Selkirk	Meta Cannabis Supply Co.	Selkirk	National Access Cannabis Corp./ Meta Growth Corp.	Yes	2022-08-31	N/A
Ontario	Ajax	170 KINGSTON RD E UNIT B4, Ajax, L1Z 0C7	Canna Cabana	Ajax	Meta Growth Corp.	Yes	2023-05-30	2026−03−08
Ontario	East York	1723 Bayview Ave UNIT A1 M4G 3C1	Canna Cabana	Bayview - CCHA8	2680495 Ontario Inc.	Yes	2022-05-31	2025-02-23
Ontario	Brampton	148 West Drive Unit C108 L6T 5P1	Canna Cabana	Brampton	Meta Growth Corp.	Yes	2023-05-09	2026−03−08
Ontario	Cornwall	#8 960 Brookdale Ave K6J 4P5	Canna Cabana	Brookdale - CCH17	2680495 Ontario Inc.	Yes	2023-09-23	5/30/2026
Ontario	Burlington	2400 Guelph Line UNIT 2 L7P 4M7	Canna Cabana	CC Burlington - CCHA6	2680495 Ontario Inc.	Yes	2022-05-11	2025-02-23
Ontario	Ottawa	87 Clarence Street K1N 5P5	Canna Cabana	CC Clarence Street	Meta Growth Corp.	Yes	2023-03-07	2026−03−08
Ontario	Toronto	698 Queen Street East	Canna Cabana	CC Queen Street	Meta Growth Corp.	Yes	2022-11-15	2026-02-28
Ontario	Waterloo	32 King Street S N2J 1N8	Canna Cabana	CC Waterloo	2208292 Alberta Ltd. (Bud & Sally)	Yes	2022-12-09	2026−03−01
Ontario	Scarborough	85 Ellesmere Road, Unit A01003B M1R 4C1	Canna Cabana	Ellesmere	Patricia Gertrude Donnelly / Meta Cannabis Co,	Yes	2022-10-25	3/1/2026
Ontario	Fort Erie	450 Garrison Road, Unit 100 L2A 1N2	Canna Cabana	Fort Erie - CCH20	2680495 Ontario Inc.	Yes	2023-09-13	5/30/2026
Ontario	Toronto	79 Front St East M5E 1B8	Meta Cannabis Co.	Front	Meta Growth Corp.	Yes	2022-10-12	2026-02-28
Ontario	Ottawa	Unit 6, 1021 Cyrville Rd, Gloucester, ON K1J 7S3	Canna Cabana	Gloucester - CCH15	2680495 Ontario Inc.	Yes	2023-06-27	2026-04-15
Ontario	Guelph	3 Woodlawn Rd W	Meta Cannabis Co.	Guelph	Patricia Gertrude Donnelly / Meta Cannabis Co,	Yes	2022-11-22	3/1/2026
Ontario	Hamilton	1317 Barton Street East, Unit H09 L8H 2V4	Canna Cabana	Hamilton - CCHA1	2680495 Ontario Inc.	Yes	2022-01-01	2024-05-30
Ontario	Innisfil	1491 Innisfil Breach Road Unit 6 L9S 4B2	Canna Cabana	Innisfil	Meta Growth Corp.	Yes	2023-07-11	2026−03−08
Ontario	Kanata	836 March Road	Canna Cabana	Kanata - CCH16	2680495 Ontario Inc.	Yes	2023-08-30	2026−08−08
Ontario	Toronto	2318 Keele St W, North York, M6M 3Z8	Canna Cabana	Keele - CCH10	2680495 Ontario Inc.	Yes	2023-02-15	2025-05-31
Ontario	Toronto	720 King Street West, UNIT 155	Canna Cabana	King Street	Patricia Gertrude Donnelly / Meta Cannabis Co,	Yes	2023-02-28	2026−03−09
Ontario	Kitchener	569 Fairway Rd S Unit H3, N2C 1X4	Meta Cannabis Co.	Kitchener	Meta Growth Corp.	Yes	2022-09-17	10/30/2024

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Ontario	London	760 Hyde Park Rd Unit 7B N6H 5W9	Canna Cabana	London - CCH11	2680495 Ontario Inc.	Yes	2023-02-07	2025-06-11
Ontario	Ancaster	14 Martindale Cresent Unit #4A	Canna Cabana	Meadowland	2680495 Ontario Inc.	Yes	2023-08-31	4/25/2026
Ontario	Milton	1155 Maple Avenue Unit F014 L9T 0A5	Canna Cabana	Milton	Meta Growth Corp.	Yes	2023-05-16	2025-08-30
Ontario	Niagara Falls	5731 Victoria Avenue L2G 3L5	Canna Cabana	Niagara - CCHA7	2680495 Ontario Inc.	Yes	2022-03-31	2025-02-23
Ontario	Toronto	433 Parliament Street M5A 3A1	Canna Cabana	Parliament - CCHA2	2680495 Ontario Inc.	Yes	2022-04-01	2025-02-23
Ontario	Ottawa	111 Rideau Street K1N 5X1	Canna Cabana	Rideau	Meta Growth Corp.	Yes	2023-03-28	2026−03−08
Ontario	Guelph	106 Silvercreek Pkwy N Unit 1	Canna Cabana	Silvercreek - CCH18	2680495 Ontario Inc.	Yes	2023-08-11	2026−04−15
Ontario	Sudbury	Unit B 2019 Long Lake Road P3E 4M8	Canna Cabana	Sudbury - SPCC1	Saturninus Partners/Canna Cabana Inc.	Yes	2022-01-11	2024-01-16
Ontario	Thunder Bay	949 Fort William Rd Suite D10	Canna Cabana	Thunder Bay - CCHA3	2680495 Ontario Inc.	Yes	2023-04-11	2025-06-11
Ontario	Burlington	3505 Upper Middle Road Unit D003 L7M 4C6	Canna Cabana	Uppermiddle/ Walker Place	Meta Growth Corp.	Yes	2023-02-21	2026−03−08
Ontario	Windsor	Unit 200-102, 4140 Walker Rd Windsor, ON N8W 3T5	Canna Cabana	Windsor - CCH12	2680495 Ontario Inc.	Yes	2023-07-11	2026-05-10
Ontario	Toronto	435B Yonge Street M5B 1T3	Canna Cabana	Yonge Street - CCYOH	2686068 Ontario Inc.	Yes	2022-05-31	10/4/2026
Saskatchewan	Martensville	228 Centennial Drive N	Canna Cabana	Martensville - CCC53	Canna Cabana Inc.	Yes	2024-07-19	11/9/2022
Saskatchewan	Moose Jaw	602 Main Street N	Meta Cannabis Supply Co.	Moose Jaw	National Access Cannabis Corp.	Yes	2022-10-16	2021-12-31
Saskatchewan	Regina	#116, 2095 Prince of Wales Dr	Canna Cabana	Prince of Wales - CCC60	Canna Cabana Inc.	Yes	2022-03-08	N/A
Saskatchewan	Swift Current	106 Central Ave N S9H 0L1	Canna Cabana	Swift Current - CCC50	Canna Cabana Inc.	Yes	2022-05-22	2021-12-31

Province	Municipality	Address	Store Operating Name	I.D.	Corporation	Operating?	Provincial License Expiry Date	Business License Expiry Date
Saskatchewan	Tisdale	1010 100 Street S0E 1T0	Canna Cabana	Tisdale - CCC51	Canna Cabana Inc.	Yes	2022-04-16	2021-12-31
Saskatchewan	Regina	25A 2223 E VICTORIA AVENUE	Canna Cabana	Victoria Ave	Canna Cabana Inc.	Yes	2024-10-07	N/A